UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tucows Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

898697206

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 567,5921 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 567,5921 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,5921 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

[1]	Includes 5,600 shares underlying options, which are vested or will vest within 60 days of December 31, 2015.
[2]	Includes 500 shares underlying a short put option held by Osmium Capital, LP, and 300 shares underlying a short put option held by Osmium Capital II, LP.

Page 2 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 567,5923 4
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 567,5923 4
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,5923 4
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IA, OO

[3]	Includes 5,600 shares underlying options, which are vested or will vest within 60 days of December 31, 2015.
[4]	Includes 500 shares underlying a short put option held by Osmium Capital, LP, and 300 shares underlying a short put option held by Osmium Capital II, LP.

Page 3 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 250,3555 6
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 250,3555 6
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,3555 6
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%
12.	Type of Reporting Person (See Instructions) PN

[5]	Includes 1,000 shares underlying options, which are vested or will vest within 60 days of December 31, 2015.
[6]	Includes 500 shares underlying a short put option.

Page 4 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 139,1877 8
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 139,1877 8
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,1877 8
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) PN

[7]	Includes 600 shares underlying options, which are vested or will vest within 60 days of December 31, 2015.
[8]	Includes 300 shares underlying a short put option.

Page 5 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,613[9]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,613[9]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,613[9]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) PN

[9]	Includes 4,000 shares underlying options, which are vested or will vest within 60 days of December 31, 2015.

Page 6 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 93,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 93,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 10 pages

CUSIP No. 898697206

Item 1.

(a)	The name of the issuer is Tucows Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 96 Mowat Avenue, Toronto, Ontario, Canada M6K 3M1.

Item 2.

(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”) and Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares and/or options reported in this Statement. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 898697206.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 10,727,380 shares of Common Stock outstanding as of November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 as filed with the SEC on November 6, 2015.

Page 8 of 10 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

John H. Lewis

Osmium Partners, LLC

Osmium Capital, LP

Osmium Capital II, LP

Osmium Spartan, LP

Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement